Exhibit 99.5

london
65 Fleet Street
London EC4Y 1HS
Reed Elsevier PLC	T	+	44 20 7936 4000
1-3 Strand	Direct T	+	44 20 7716 4636
London	F	+	44 20 7832 7001
WC2N 5JR	Direct F	+	44 20 7108 4636
LDE No 23
	E		Chris.HASTINGS@
freshfields.com
	W		freshfields.com
	doc id		LON5821706/8
	our ref		ETHE/CJH
your ref
	client matter no.		103607-0014
12 January 2009
Dear Sirs
Reed Elsevier Capital Inc. Guaranteed Debt Securities
Introduction
1.     We have acted as English legal advisers to Reed Elsevier PLC (REPLC) in relation to joint and several guarantees (the Guarantees) given by REPLC and Reed Elsevier N.V. (RENV) in connection with the issue from time to time by Reed Elsevier Capital Inc. (the Issuer) of Debt Securities (the Issue). In this matter we have taken instructions solely from REPLC.
2.     We have been asked by REPLC to deliver our opinion in respect of the Issue for the purposes of the Registration Statement on Form F-3 (No.333-155717) (the Registration Statement) filed by the Issuer, REPLC and RENV with the Securities and Exchange Commission (the Commission) under the Securities Act of 1933 as amended (the Act). The Registration Statement relates to the offering from time to time of debt securities (the Debt Securities) of the Issuer, unconditionally guaranteed, on a joint and several basis, as to principal, interest, if any, and premium, if any, by REPLC and RENV. The Debt Securities may be issued and sold or delivered from time to time as set forth in the Registration Statement, the Prospectus contained therein and supplements to the Prospectus pursuant to Rule 415 under the Act. The Debt Securities will be issued under the Indenture.
Freshfields Bruckhaus Deringer LLP is a limited liability partnership registered in England and Wales with registered number OC334789. It is regulated by the Solicitors Regulation Authority. For regulatory information (including information relating to the provision of insurance mediation services) please refer to www.freshfields.com/support/legalnotice.
A list of the members (and of the non-members who are designated as partners) of Freshfields Bruckhaus Deringer LLP and their qualifications is available for inspection at its registered office, 65 Fleet Street, London EC4Y 1HS. Any reference to a partner means a member, or a consultant or employee with equivalent standing and qualifications, of Freshfields Bruckhaus Deringer LLP or any of its affiliated firms or entities.
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Documents Reviewed
3.           In connection with the Issue, we have examined the documents listed in Schedule 1 to this opinion and relied upon the statements as to factual matters contained in or made pursuant to each such document. Terms defined in Schedule 1 have the same meaning where used in this opinion.
Nature of Opinion, and Observations
4.	(a) This opinion is confined to matters of English law (including case law) as at the date of this opinion, and is governed by and shall be construed in accordance with English law. We express no opinion with regard to any system of law other than the laws of England as currently applied by the English courts, and in particular, we express no opinion on European Community law as it affects any jurisdiction other than England.

(b)	By giving this opinion, we do not assume any obligation to notify you of future changes in law which may affect the opinions expressed in this opinion, or otherwise to update this opinion in any respect.

(c)	To the extent that the laws of the State of New York, the General Corporation Law of the State of Delaware and any applicable federal laws of the United States of America or the laws of the Netherlands may be relevant, we have made no independent investigation thereof and our opinion is subject to the effect of such laws including the matters contained in the opinions of Simpson Thacher & Bartlett LLP and Freshfields Bruckhaus Deringer LLP, Amsterdam. We express no views on the validity of the matters set out in such opinions.

(d)	We should also like to make the following observations:
(i)	Factual Statements: we have not been responsible for investigating or verifying the accuracy of the facts (including statements of foreign law), or the reasonableness of any statement of opinion or intention, contained in or relevant to any document referred to in this opinion, or that no material facts have been omitted therefrom;

(ii)	Nature of Role: we have not been involved in the detailed preparation or negotiation of the Documents and have reviewed these documents only for the limited purpose of giving this opinion in relation to the Issue. Accordingly, we express no view as to the suitability of the Documents or of their respective provisions or their respective general compliance with market practice or any commercial aspects of such document;

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(iii)	Tax: we express no opinion in respect of the tax treatment of the Documents or the Issue; you have not relied on any advice from us in relation to the tax implications of the Documents or the Issue for the Issuer, REPLC, RENV or any other person, whether in the United Kingdom or in any other jurisdiction, or the suitability of any tax provisions in the Documents;

(iv)	Formulae and Cash flows: we have not been responsible for verifying the accuracy or correctness of any formula or ratio (whether expressed in words or symbols) or financial schedule contained in any of the Documents, or any cash flow model used or to be used in connection with the Transaction, or whether such formula, ratio, financial schedule or cash flow model appropriately reflects the commercial arrangements between the parties;

(v)	Operational Licences: we have not investigated whether REPLC has obtained any of the operational licences, permits and consents which it may require for the purpose of carrying on its business (including the entry into the Documents); and

(vi)	Anti-trust: we have not considered whether the entry into the Documents complies with anti-trust, competition, public procurement or state aid laws, nor whether any filings or clearances are required under such laws.
Opinion
5.           On the basis stated in paragraph 4, and subject to the assumptions in Schedule 2, the qualifications in Schedule 3 and any matters not disclosed to us, we are of the opinion that:
(a)	Corporate Existence: REPLC has been duly incorporated in Great Britain and registered in England and Wales, and:
(i)	the Company Search revealed no order or resolution for the winding up of REPLC and no notice of appointment of a liquidator, receiver, administrative receiver or administrator in respect of REPLC; and

(ii)	the Winding up Enquiry indicated that no petition for the winding up of REPLC has been presented;

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(b)	Corporate Power: REPLC has at the date of this letter the requisite corporate capacity to enter into the Documents and to perform its obligations under them;

(c)	Valid/Enforceable Obligations: on the assumption and to the extent that the obligations of REPLC under the Documents constitute legal, valid and binding obligations of REPLC enforceable in accordance with all applicable laws (including the laws of the State of New York) other than the laws of England, the obligations of REPLC under the Documents, when executed and delivered by REPLC as provided in the Indenture, will be recognised by, and enforceable in, the English courts subject to and in accordance with the provisions set out below; and

(d)	Choice of Law: the choice of the laws of the State of New York to govern the Documents will (subject to the qualification in paragraph (c) of Schedule 3) be recognised and upheld by the English courts).
Benefit of Opinion
6.           This opinion is addressed to you solely for your own benefit in relation to the Documents and, except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person or used or relied upon by you for any other purpose.
7.           We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the caption “Legal Matters” in the prospectus supplement constituting part of the Registration Statement.
Yours faithfully
/s/ Freshfields Bruckhaus Deringer LLP

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SCHEDULE 1
DOCUMENTS
(a)	a copy of the indenture (the Indenture) made between JPMorgan Bank, N.A. (formerly The Chase Manhattan Bank), as trustee, the Issuer, REPLC and RENV and dated as of 9 May 1995 and a copy of each supplemental indenture thereto (being the Supplemental Indenture No 1 executed and delivered on March 2, 1998, the Supplemental Indenture No 2 executed and delivered on May 26, 1998, the Third Supplemental Indenture executed and delivered on February 21, 2001, the Fourth Supplemental Indenture executed and delivered on July 25, 2001 and the form of Fifth Supplemental Indenture;

(b)	a copy of the form of Debt Securities incorporated by reference as an exhibit to the Registration Statement; and

(c)	a copy of the Registration Statement.
Each Debt Security and the Indenture are together referred to as the Documents and sometimes are individually referred to as a Document.

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SCHEDULE 2
ASSUMPTIONS
In considering the Documents and in rendering this opinion, we have (with your consent and without any further enquiry) assumed:
(a)	Authenticity: the genuineness of all signatures, stamps and seals on, and the authenticity, accuracy and completeness of, all documents submitted to us (whether as originals or copies);

(b)	Copies: the conformity to originals of all documents supplied to us as photocopies, portable document format (PDF) copies, facsimile copies or e-mail conformed copies;

(c)	Drafts: that, where a document has been examined by us in draft or specimen form, it will be or has been executed in the form of that draft or specimen;

(d)	Corporate Approvals: that prior to the issue of the Debt Securities the aggregate principal amount, the maturity, the date, the interest rate and the other specific terms of the issue will have been approved by a duly constituted committee of the Board of Directors of REPLC and the relevant details shall have been inserted as appropriate in the Debt Securities;

(e)	Directors’ Duties: that the directors of REPLC, in authorising execution of the Guarantee and the Indenture, will exercise their powers in accordance with their duties under all applicable laws and the Memorandum and Articles of Association of REPLC;

(f)	Other Parties — Corporate Capacity/Approval: that each of the parties to the Documents (other than REPLC) has the necessary capacity and corporate power to execute, deliver and perform the Documents, and that the Documents will be duly authorised, executed and delivered by each of the parties thereto in accordance with all applicable laws (other than, in the case of REPLC in relation to the Guarantees and the Indenture, the laws of England);

(g)	Validity under Other Laws: that the Documents constitute legal, valid and binding obligations of each of the parties thereto enforceable under all applicable laws (including the laws of the State of New York by which each of the Documents is expressed to be governed and the laws of the State of Delaware and the Netherlands but in this regard noting any qualifications as to enforceability of obligations set out in the opinions of Simpson Thacher & Bartlett LLP and Freshfields Bruckhaus Deringer LLP, Amsterdam referred to in Schedule 1) (other than, in the case of REPLC in relation to the Indenture and the Guarantees, the laws of England) and that insofar as the laws or regulations of any other jurisdiction may be relevant to (i) the obligations or rights of any of the parties under any of the Documents, or (ii) any of the transactions contemplated by any of the Documents, such laws and regulations do not prohibit, and are not inconsistent with, the entering into and performance of any of such obligations, rights or transactions;

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(h)	Company Search: that the information revealed by our search (carried out by us or by ICC Information Ltd. on our behalf on 12 January 2009) of the public documents of REPLC kept at Companies House in Cardiff (the Company Search) (i) was accurate in all respects and has not since the time of such searches been altered, and (ii) was complete and included any and all relevant information which had been properly submitted to the Registrar of Companies;

(i)	Winding up Enquiry: that the information revealed by our oral enquiry on 12 January 2009 of the Central Registry of Winding up Petitions (the Winding up Enquiry) was accurate in all respects and has not since the time of such enquiry been altered;

(j)	FSMA: that none of the Documents is an agreement the making or performance of which constitutes, or is part of, a regulated activity within the meaning stated in the Financial Services and Markets Act 2000 (the FSMA) carried on by any party to it, and which either:
(i)	is entered into by that party in the course of carrying on the regulated activity in question in contravention of section 19 of the FSMA; or

(ii)	where the party is a person authorised for the purposes of the FSMA, is entered into by that party in the course of carrying on the regulated activity in question and in consequence of something said or done by another person (the third party) in the course of a regulated activity carried on by the third party in contravention of section 19 of the FSMA, and that none of the Documents is entered into by any person as a customer in consequence of a communication in relation to which there has been a contravention of Section 21 of the FSMA;

(k)	Investment activity: that any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Notes has only been communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply to REPLC. These circumstances are set out in the Financial Services and Markers Act 2000 (Financial Promotion) Order 2005 (the Order) and include circumstances where any such communication is made only to or may reasonably be regarded as directed only at persons who are “investment professionals” within the meaning of Article 19(5) of the Order or are persons falling within Article 49(2)(a) to (d) of the Order;

(l)	Offer to the public: that none of the Notes has been or will be offered to the public in the United Kingdom except in circumstances which do not require the publication by REPLC of a prospectus pursuant to Part VI of the FSMA;

(m)	Anti-terrorism, money laundering: that the parties have complied (and will continue to comply) with all applicable anti-terrorism, anti-corruption, anti-money laundering, sanctions and human rights laws and regulations, and that performance and enforcement of the Documents is, and will continue to be, consistent with all such laws and regulations;

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(n)	New York law: satisfactory evidence of the laws of the State of New York (by which each of the Documents is expressed to be governed) which is required to be pleaded and proved as a fact in any proceedings before the English Courts with respect to the Documents, could and would be so pleaded and proved; and

(o)	Listing: that the Notes will not be admitted to the Official List of the UK Listing Authority.

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SCHEDULE 3
QUALIFICATIONS
Our opinion is subject to the following qualifications:
(a)	Company Search: the Company Search is not capable of revealing conclusively whether or not:
(i)	a winding up order has been made or a resolution passed for the winding up of a company; or

(ii)	an administration order has been made; or

(iii)	a receiver, administrative receiver, administrator or liquidator has been appointed; or

(iv)	a court order has been made under the Model Law Regulations, since notice of these matters may not be filed with the Registrar of Companies immediately and, when filed, may not be entered on the public microfiche of the relevant company immediately.

In addition, the Company Search is not capable of revealing, prior to the making of the relevant order or the appointment of an administrator otherwise taking effect, whether or not a winding up petition or an application for an administration order has been presented or notice of intention to appoint an administrator under paragraphs 14 or 22 of Schedule B1 to the Insolvency Act 1986 has been filed with the court;

(b)	Winding up Enquiry: the Winding up Enquiry relates only to the presentation of: (i) a petition for the making of a winding up order or the making of a winding up order by the Court, (ii) an application to the High Court of Justice in London for the making of an administration order and the making by such court of an administration order, and (iii) a notice of intention to appoint an administrator or a notice of appointment of an administrator filed at the High Court of Justice in London. It is not capable of revealing conclusively whether or not such a winding up petition, application for an administration order, notice of intention or notice of appointment has been presented or winding up or administration order granted, because:
(i)	details of a winding up petition or application for an administration order may not have been entered on the records of the Central Registry of Winding-up Petitions immediately;

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(ii)	in the case of an application for the making of an administration order and such order and the presentation of a notice of intention to appoint or notice of appointment, if such application is made to, order made by or notice filed with, a Court other than the High Court of Justice in London, no record of such application, order or notice will be kept by the Central Registry of Winding-up Petitions;

(iii)	a winding up order or administration order may be made before the relevant petition or application has been entered on the records of the Central Registry, and the making of such order may not have been entered on the records immediately;

(iv)	details of a notice of intention to appoint an administrator or a notice of appointment of an administrator under paragraphs 14 and 22 of Schedule B1 of the Insolvency Act may not be entered on the records immediately (or, in the case of a notice of intention to appoint, at all); and

(v)	with regard to winding up petitions, the Central Registry of Winding-up Petitions may not have records of winding up petitions issued prior to 1994;
(c)	Choice of Law: the choice of New York law to govern each of the Documents would not be recognised or upheld by the English courts where to do so would be inconsistent with the EEC Convention on the Law Applicable to Contractual Obligations as applied by virtue of the Contracts (Applicable Law) Act 1990;

(d)	Jurisdiction: no opinion is given as to whether or not the chosen court will take jurisdiction, or whether the English courts would grant a stay of any proceedings commenced in England, or whether the English courts would grant any relief ancillary to proceedings commenced in a foreign court;

(e)	Foreign Courts: we express no opinion as to whether or not a foreign court (applying its own conflict of laws rules) will act in accordance with the parties’ agreement as to jurisdiction and/or choice of law;

(f)	Foreign Currencies: English courts can give judgments in currencies other than sterling if, subject to the terms of the contract, it is the currency which most fairly expresses the claimant’s loss, but such judgments may be required to be converted into sterling for enforcement purposes;

(g)	Security for Costs: under the rules of procedure applicable, an English court may, in certain circumstances, order a claimant in an action, to provide security for costs;

(h)	Unreasonable Decisions: a determination, designation, calculation or certificate of the Banks (as defined in the Underwriting Agreement) as to any matter provided for in the Documents might, in certain circumstances, be held by an English court not to be final, conclusive and binding (for example, if it could be shown to have an unreasonable or arbitrary basis or not to have been reached in good faith), notwithstanding the provisions of the relevant Document;

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(i)	Stamp Duty Indemnities: any undertakings or indemnities in relation to United Kingdom stamp duties given by REPLC may be void under the provisions of Section 117 of the Stamp Act 1891;

(j)	Penalties: any provision in the Documents providing for the payment of additional moneys by any party consequent on such party’s breach, whether expressed by way of additional interest, liquidated damages or otherwise, would be unenforceable if such provision was held to constitute a penalty and not a genuine and reasonable pre-estimate of the loss likely to be suffered as a result of the breach or default in question. We express no opinion as to whether any such provision does constitute such a genuine and reasonable pre-estimate;

(k)	Amendments to Guaranteed Contracts: an English court may interpret restrictively any provision purporting to allow the beneficiary of a guarantee or other suretyship to make a material amendment to the obligations to which the guarantee or suretyship relates without further reference to the guarantor or surety. In relation to the Guarantees, we would advise obtaining the confirmation of the guarantor or surety in such circumstances;

(l)	Severability: in some circumstances an English court would not give effect to any provision of the Documents which provides that in the event of any invalidity, illegality or unenforceability of any provision of any such document, the remaining provisions thereof shall not be affected or impaired, in particular if to do so would not accord with public policy or would involve the court in making a new contract for the parties;

(m)	Enforcement Limitations: an English court may refuse to give effect to any provision in an agreement: (i) for the payment of expenses in respect of the costs of enforcement (actual or contemplated) or of unsuccessful litigation brought before an English court or where the court has itself made an order for costs; or (ii) which would involve the enforcement of foreign revenue or penal laws; or (iii) which would be inconsistent with English public policy;

(n)	“Enforceable”: the term “enforceable” as used in this opinion means that the obligations assumed by the relevant party under the relevant document are of the type which the English courts enforce. This opinion is not to be taken to imply that any obligation would necessarily be capable of enforcement in all circumstances in accordance with its terms. In particular:
(i)	an English court will not necessarily grant any remedy the availability of which is subject to equitable considerations, or which is otherwise in the discretion of the court. In particular, orders for specific performance and injunctions are, in general, discretionary remedies under English law and specific performance is not available where damages are considered by the court to be an adequate alternative remedy;

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(ii)	claims may become barred under the Limitation Act 1980 or the Foreign Limitation Periods Act 1984 or may be or become subject to the defence of set-off or to counterclaim;

(iii)	where obligations are to be performed in a jurisdiction outside England, they may not be enforceable in England to the extent that performance would be illegal under the laws, or contrary to the exchange control regulations, of the other jurisdiction;

(iv)	the enforcement of obligations may be limited by the provisions of English law applicable to agreements held to have been frustrated by events happening after their execution;

(v)	where a judgement is obtained against a State, the State may, even where it has submitted to the jurisdiction of the English courts in relation to the substantive dispute, be able to resist the enforcement of the judgment on grounds of state immunity;

(vi)	it is uncertain whether the parties can agree in advance the governing law of claims connected with the contract but which are not claims on the contract, such as tort claims;

(vii)	enforcement of obligations may be invalidated by reason of fraud; and

(viii)	the enforcement of obligations may be limited or excluded by the provisions of the Human Rights Act 1998;
(o)	Informal Amendments: we express no view on any provision in the Documents requiring amendments or waivers to be in writing and signed by the parties, in so far as such provision suggests that informal amendments or waivers could not be effectively agreed upon or granted by or between the parties, or implied by the course of conduct of the parties;

(p)	Agreements to Agree: where any provision of the Documents provides that the parties shall agree a matter at a later date, an English court will not enforce the obligation of any party to so agree or to negotiate with the other party, unless the subject matter of such agreement is sufficiently certain to be capable of enforcement;

(q)	Other Contracts: to the extent that any operative provision in a Document is reliant on a provision in another contract, or such other contract, and such provision or such contract is held to be void then such operative provision would also be unenforceable, to the extent of such reliance;

(r)	Exculpatory Provisions: the effectiveness of contractual terms exculpating a party from liabilities or duties otherwise owed is limited by law;

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(s)	Confidentiality: provisions imposing confidentiality obligations may be overridden by the requirement of legal process;

(t)	Insolvency: this opinion is subject to all applicable laws relating to insolvency, bankruptcy, administration, reorganisation, liquidation or analogous circumstances;

(u)	Entire Agreement Clauses: an English court may not recognise the effectiveness of an entire agreement clause, particularly in circumstances where pre-contractual representations have been made which are alleged to be fraudulent;

(v)	Indemnity: any indemnity obligations imposed under any of the Documents may not be legal, valid, binding or enforceable insofar as they relate to fines and penalties arising out of matters of civil or criminal liability;

(w)	Exercise of Statutory Powers: any provision of the Documents which restricts the exercise of a statutory power by a party may be ineffective;

(x)	Set-off: we express no opinion on whether a right of set-off against contingent, unascertained or unmatured obligations would be effective; and

(y)	Privity of Contracts: a person who is not a party to a contract may not be able to enforce any provisions of that contract which are expressed to be for the benefit of that person, if and to the extent that the Contracts (Rights of Third Parties) Act 1999 has been disapplied.